January 24, 2020

Filed via EDGAR

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. Stojic:

On behalf of the Trust, submitted herewith via the EDGAR system please find the response to the additional comment conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 50/54 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on October 15, 2019 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the Franklin Disruptive Commerce ETF, Franklin Genomic Advancements ETF and Franklin Intelligent Machines ETF series of the Trust (each, a “Fund” and collectively, the “Funds”).  Terms not defined herein have the meaning set forth for that term in the Amendment.

         Comment: With respect to each Fund, the Staff reiterates its position that, under 1940 Act Rule 35d-1(a)(2), a fund with the terms “disruptive commerce,” “genomic” or “intelligent machines” in its name must have a policy to invest, under normal circumstances, at least 80% of its net assets plus any amount of borrowings for investment purposes in companies whose economic fortunes are significantly tied to disruptive commerce, genomics or intelligent machines, respectively.  Please confirm that each Fund’s disclosure specifies the criteria the Fund will use to determine whether a particular company’s economic fortunes are significantly tied to disruptive commerce, genomics or intelligent machines, as applicable.

          Response: In response to this comment, the Funds have adopted the requested Rule 35d-1 80% investment policies and revised their principal investment strategy disclosure as follows:

Franklin Disruptive Commerce ETF

Under normal market conditions, the Fund invests ~~primarily~~at least 80% of its net assets in equity securities of companies that are relevant to the Fund’s investment theme of disruptive commerce.

…

Companies relevant to the Fund’s investment theme of disruptive commerce are those that the investment manager believes are substantially focused on and/or are expected to substantially benefit from e-commerce, auctions, the sharing economy, ~~e-Payments, drop ship~~ warehousingelectronic payment capabilities ("e-payments"), drop shipping, direct marketing ~~and last mile transportation~~or significant decreases in transport and delivery costs, all of which provide the customer with a more customized, secure and time efficient buying process. ~~This~~These companies may include retailers, payment companies, logistics and delivery companies, software companies that focus on multichannel capabilities, as well as companies utilizing innovative marketing methods. Developments relevant to the disruptive commerce theme can extend from benefits to the consumer to benefits for businesses and business commerce.

Franklin Genomic Advancements ETF

Under normal market conditions, the Fund invests ~~primarily~~at least 80% of its net assets in equity securities of companies that are relevant to the Fund’s investment theme of genomic ~~discovery~~advancements.

…

Companies relevant to the Fund’s investment theme of genomic ~~discovery~~advancements are those that the investment manager believes are substantially focused on and/or are expected to substantially benefit from extending and enhancing the quality of human and other life (e.g., animals) by incorporating technological and scientific developments, improvements and advancements in the field of genomics into their business, such as by offering new products or services that rely on genetic engineering, gene therapy, genome analysis, DNA sequencing, synthesis or instrumentation. These companies may include those that research, develop, produce, manufacture or significantly rely on or enable bionic devices, bio-inspired computing, bioinformatics, molecular medicine and diagnostics, pharmaceuticals and agricultural applications of genomics, and related equipment, techniques and processes.

Franklin Intelligent Machines ETF

Under normal market conditions, the Fund invests ~~primarily~~at least 80% of its net assets in equity securities of companies that are relevant to the Fund’s investment theme of intelligent machines.

…

Companies relevant to the Fund’s investment theme of intelligent machines are those that the investment manager believes are substantially focused on and/or are expected to substantially benefit from the ongoing technology-driven transformation of products, software, systems and machinery as well as product design, manufacture, logistics, distribution and maintenance, including through developments in artificial intelligence~~, as well as the product itself~~. These companies may include those that develop, produce, manufacture, design, maintain and deliver products or services with new capabilities previously unavailable in the marketplace.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/NAVID TOFIGH

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel